PILLSBURY WINTHROP SHAW PITTMAN LLP

2475 HANOVER STREET

PALO ALTO, CALIFORNIA 94304

October 11, 2005

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0406

Mail Stop 6010

Attn: Ms. Mary Beth Breslin

Re:	SunPower Corporation - Registration Statement on Form S-1
(File No. 333-127854)

Ladies and Gentlemen:

On behalf of SunPower Corporation (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended, (the “Securities Act”) Amendment No. 1 to the above-referenced registration statement (the “Registration Statement”) together with exhibits thereto.

Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated September 21, 2005. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Copies of the Staff’s letter and marked copies of Amendment No. 1 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

General

1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range. Also note that we may have additional comments after you include this information.

Response: The Registrant confirms that any preliminary prospectus to be circulated will include all non-Rule 430A information, including the price range and related information, based on a bona fide estimate of the public offering price within that range.

Graphics

2.	Please clarify whether you are currently selling the solar panels shown in the graphics on the inside front cover page, or whether those panels will not be shipped until 2006 as disclosed on page 66. Also, please explain to us how you selected the conventional 150 watt solar panel to compare with your company’s product.

Response: The Registrant supplementally notes that new images of the Registrant’s solar panels, the SPR-200, and a conventional 165 watt solar panel have been included in Amendment No. 1 to the Registration Statement. The Registrant confirms that the products displayed in these images are currently being sold to customers. The Registrant’s disclosure on page 70 under the subheading “Solar Panels” states that the SPR-200, SPR-210 and SPR-90 are current products, while the SPR-215 and SPR-220 are planned to ship in 2006 and SPR-100 is planned to ship by the end of 2005. The Registrant supplementally notes it selected to compare the SPR-200 to a conventional 165 watt solar panel because this 165 watt solar panel is neither at the top end nor the low end of the efficiency spectrum of competing products and is an actual product sold by the largest solar panel manufacturer.

3.	Please revise the artwork so that it places greater emphasis on the products that SunPower actually manufactures and sells, and less emphasis on the application in which those products are used, such as the residential solar system shown in the top half of the inside front cover page and the power plant shown in the top half of your inside back cover page. Although we will not object if the artwork includes references to applications in which your products are used, the artwork should focus primarily upon your products rather than on those applications.

Response: As discussed with the Staff, the artwork has been revised by moving the picture of the solar cells and solar panels, which the Registrant manufactures, to the top of their respective pages and the applications of the products to the bottom of the respective pages. In addition, language has been added to clearly explain that the rooftop and arrays shown in the application images are not the Registrant’s products but that the Registrant’s solar technology is in use in these applications.

Cover Page

4.	Please revise to briefly describe the extent to which you will be controlled by Cypress following the offering. Quantify the number of shares that Cypress will own and the percentage of total votes that Cypress will control.

Response: The requested disclosure has been added to the cover page and the sections entitled “The Offering,” “Risk Factors,” and “Description of Capital Stock.” The Registrant notes that the percentage of voting control that Cypress will have following the offering will be included in a subsequent amendment after the size of the offering has been determined.

Summary, page 1

Our Company, page 1

5.	The disclosure in the summary should be a balanced presentation of your business. Revise to indicate your historical losses, your accumulated deficit, and the fact that you have only been selling solar cells since late 2004. Also expand to balance the disclosure of your strengths with a realistic picture of the challenges you face, many of which are identified in your risk factors section.

Response: The requested disclosure has been added to the section entitled “Prospectus Summary.”

6.	Please provide us independent, objective support for your statements regarding your leadership position and the “superior” performance of your products, including the ability of your solar cells to “generate up to 50% more power per unit” area than conventional solar cells and your “efficient use of silicon.” Also revise the filing so that the basis for each statement is clear from the context of your disclosure.

Response: The Registrant has revised the sections entitled “Prospectus Summary” and “Business” in response to the Staff’s comment.

Efficiency is the measurement of a solar cell’s ability to generate power per unit area. The Registrant supplementally notes that, based on data provided by Navigant Consulting’s Photovoltaic Service Program, a third-party industry consulting firm, the average efficiency for a multicrystalline solar cell efficiency is 14.1%. A copy of Navigant’s documentation of average conventional solar cell efficiencies is being provided supplementally to the Staff. The Registrant’s solar cells have been tested by the National Renewable Energy Laboratory as achieving a 21.5% efficiency. A copy of the data sheet regarding the test from the National Renewable Energy Laboratory is being provided supplementally to the Staff. Using that statistic, the Registrant’s solar cells are 50.3% more efficient than the average multicrystalline solar cell efficiency reported by Navigant. Multicrystalline solar cells make up a majority of the conventional solar cells sold today.

The Registrant also supplementally notes that, at the 2nd Solar Silicon Conference held in April 2005, Hubert Aulich of PV Crystalox Solar AG estimated that the solar industry’s rate of silicon consumption is 13 grams per watt at the high end, and Michael Rogol of CLSA Asia-Pacific Markets estimated that the solar industry’s rate of silicon consumption is 11.5 grams per watt at the low end. Copies of the presentation slides are being provided supplementally to the Staff. The Registrant has calculated its utilization of polysilicon to be 9.2 grams per watt.

Market Opportunity, page 1

7.	With respect to the statistics cited here and throughout your prospectus, please tell please tell us whether the industry sources consented to your use of their data and whether any reports were prepared specifically for your use. Also tell us whether you are aware of or sought any contradictory data.

Response: The Registrant supplementally notes that the industry sources cited on page 1 and throughout the prospectus have consented to the use of their data, except for industry sources whose data is in the public domain and consent is not required. The Registrant notes that none of the reports were prepared specifically for its use. The Registrant supplementally notes that it is not aware of, nor has it sought, any significantly contradictory data.

8.	In the last paragraph on page 1 you describe the benefits of solar power systems as an energy source. Please balance the description of the benefits of solar power with equally prominent disclosure of its shortcomings.

Response: The requested disclosure has been added to the section entitled “Prospectus Summary.”

Our Strengths, page 2

9.	In the third bullet point, where you describe efficient silicon utilization, please quantify your efficiency levels and compare them to the efficiency levels maintained by conventional silicon cells. Provide independent objective support for your quantification.

Response: The requested disclosure has been added to the section entitled “Prospectus Summary” and “Business.” The Registrant respectfully refers the Staff to its response to the Staff’s comment no. 6 with respect to the support for such quantification.

Our Strategy, page 2

10.	In the second bullet point and throughout the prospectus, please describe what it means to operate certain amount of megawatt per year production lines so that investors who may not be familiar with your industry may understand this term in context.

Response: The requested disclosure has been added to the sections entitled “Prospectus Summary” and “Business.”

Our Relationship with Cypress Semiconductor Corporation, page 3

11.	Please expand your disclosure of your various agreements with Cypress to discuss the nature of the financial terms of such agreements so that investors can understand the impact of such agreements on your operations. For example, on page 88 you describe such terms to be at cost or alternatively at the rate charged to other Cypress departments.

Response: The requested disclosure has been added to the sections entitled “Prospectus Summary” and “Related Party Transactions.” The Registrant supplementally notes that the master transition services agreement provides that Cypress will provide the Registrant with financial and corporate accounting, information technology, human resources and legal services, and the Registrant will reimburse Cypress for its direct and indirect costs associated with performing these services for the Registrant or pay Cypress for these services at the rate negotiated with Cypress. The “cost to Cypress” for providing these services to the Registrant will include, but is not limited to, a proportional allocation of the incurrence of the following, which will be based on the Registrant’s level of usage: (1) salaries, wages, fees and payroll charges for the personnel providing such services to the Registrant, (2) costs of plant, office space, materials and supplies used for providing such services to the Registrant, (3) insurance costs associated with the provision of these services to the Registrant, (4) the cost of equipment, software and hardware used to provide the Registrant with these services, (5) the depreciation of any capital equipment assets used to provide the Registrant with these services, (6) legal, accounting and other professional fees that Cypress incurs in providing the Registrant with these services, (7) utilities, occupancy, supervisory, administrative, clerical and other similar overhead costs that Cypress incurs in providing the Registrant with these services and (8) any other direct or indirect expenses that Cypress incurs in providing the Registrant with these services. The Registrant shall have access to such transition services until the earlier of three years or a change of control of the Registrant.

The Registrant supplementally notes that the employee matters agreement will provide that, in exchange for Cypress providing the Registrant with access to Cypress’ employee benefit and insurance plans and arrangements, the Registrant will reimburse Cypress for the Registrant’s share of the cost of such plan benefits and arrangements as well as Cypress’ cost to provide the Registrant with these services, in accordance with the cost formula described in the master transition services agreement. The Registrant shall be permitted to participate in Cypress’ employee benefits and insurance plans until the earlier of three years or until such time as the law or such plans prohibits such participation, a change of control of the Registrant or Registrant’s participation causes an adverse consequence to Cypress.

The Registrant supplementally notes that the lease agreement will provide that the Registrant lease its manufacturing facility in the Philippines from Cypress for a period of 15 years, the first 10 years of which shall be at a rate equal to the cost to Cypress for owning, operating, managing and maintaining the Philippines premises, which includes both the building and the land. The “cost to Cypress” for owning, operating, managing and maintaining the Philippines premises will include, but not limited to, the following: (1) expenses to manage, operate, service and maintain in the premises, including but not limited to, (a) the cost of repair and maintenance of the premises and (b) management fees related to cost of any installation or improvement required by applicable law, (2) salaries, wages, fees and payroll charges for administrative, accounting, operating, auditing, maintenance and management personnel responsible for the premises, (3) insurance costs associated with the premises, (4) license, permit and inspection fees, (5) the costs of non-capital furnishings and equipment located on the premises, (6) depreciation, (7) taxes, (8) amortized capital improvement costs and (9) any other direct or indirect expenses associated with the premises. After the first ten years of the lease or upon a change of control of the Registrant, the Registrant’s lease rate will adjust to become the market rate, which will be determined in Cypress’ sole discretion and will be based on a market analysis of at least three comparable rental rates for unimproved manufacturing buildings in the area surrounding the Registrant’s Philippines premises. The Registrant shall also have the right to purchase the building at any time during the term of the lease. If the Registrant exercises its purchase option prior to the earlier of the ten-year anniversary of the effective date for the lease or a change of control of the Registrant, then the purchase price shall be equal to Cypress’ original purchase price, plus interest computed using a 30-day LIBOR starting on the date of purchase by Cypress until the sale to the Registrant. If the Registrant exercises its purchase option at any time following the earlier of the ten-year anniversary of the effective date for the lease or a change of control of the Registrant, the purchase price shall be equal to the market rate for similarly situated buildings, as reasonably determined by Cypress.

The Registrant supplementally notes the wafer manufacturing agreement will provide that the Registrant will receive pricing consistent with the then current Cypress transfer pricing. The transfer price is equal to the forecasted cost to Cypress to manufacture a particular product. Cypress manufactures each product using a process that requires multiple manufacturing steps. The cost of each manufacturing step for the process is equal to the estimated cost per step for the cost pool in which this step is performed. Cost pools represent major functional areas in the processing of wafers at the fab. The cost per step for a cost pool is equal to the forecasted expenses (e.g., labor, depreciation, materials and maintenance) for the cost pool divided by the planned number of steps in that cost pool. The transfer price is calculated as the sum of the step costs for the specific steps required to manufacture the product. The wafer manufacturing agreement is effective until the earlier of three years from the effective date of the agreement or upon a change of control of the Registrant.

The Registrant supplementally notes that the financial terms of the indemnification and insurance agreement will relate to the Registrant’s mutual indemnification of Cypress for liabilities incurred by the other party in connection with matters of the other party’s business that occurred prior to the separation date and indemnification for liabilities that arise from and relate solely to the other party’s business or the other party’s breach of any of the separation agreements. In addition, in connection with insurance coverage, the Registrant will be obligated to reimburse Cypress for all amounts necessary to exhaust or otherwise satisfy all applicable self-insured retentions, amounts for fronted policies, deductibles and retrospective premium adjustments and similar amounts not covered by insurance policies in connection with any of the Registrant’s liabilities that Cypress incurs.

The Registrant supplementally notes that the master separation and investor rights agreements do not include financial terms other than the Registrant’s obligation to indemnify Cypress and its affiliates and representatives for liabilities that arise in connection with the Registrant’s registration or qualification of the Registrant’s securities pursuant to the Registrant’s registration obligations to Cypress in the investor rights agreement. In connection with any registration of the Registrant’s common stock held by Cypress pursuant to the Registrant’s registration obligations under the Investor Rights Agreement, the Registrant will be required to pay all registration expenses incurred in connection with such registrations (which include all registration, qualification, and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Registrant and one special counsel for Cypress, state securities law fees and expenses, and expenses of any regular or special audits incident to or required by any such registration).

The Registrant supplementally notes that the financial terms of the tax sharing agreement relate to the Registrant’s tax obligation for payment of federal, state, local and foreign taxes and the Registrant’s indemnification of Cypress for any tax liabilities that belong to the Registrant. The Registrant tax liability or benefits will be based on a pro forma calculation as if the Registrant were filing a separate income tax return in each jurisdiction, rather than on a combined or consolidated basis with Cypress. The Registrant has added clarifying disclosure in the section entitled “Related Party Transactions—Tax Sharing Agreement.”

Use of proceeds, page 4

12.	We note that you intend to use the net proceeds from the offering for the expansion of your manufacturing capacity and for general corporate purposes. Here and on page 35, please revise to quantify the portion of the proceeds of the offering to be used for each purpose indicated. Refer to Item 504 of Regulation S-K.

Response: The requested disclosure has been added to the sections entitled “The Offering” and “Use of Proceeds.”

Risk Factors, page 9

As long as Cypress controls us…, page 26

13.	Please revise to quantify the percentage of voting control that Cypress will have following the offering.

Response: The requested disclosure has been added to the cover page and the sections entitled “The Offering” and “Risk Factors” (in the factor entitled “As long as Cypress controls us…”). The Registrant notes that the percentage of voting control that Cypress will have following the offering will be included in a subsequent amendment after the size of the offering has been determined.

Our proposed agreements with Cypress…, page 28

14.	Please quantify the limited amount of shares you can sell after this offering before triggering your obligations to indemnify Cypress for tax liabilities and quantify the potential tax liabilities upon such a sale.

Response: The Registrant supplementally notes that since the determination of the effect of Section 355(e) (in the event there is a spin-off of the Registrant by Cypress) on the ability of the Registrant to issue stock will depend on the precise facts and circumstances at that time, considered in the context of the Treasury Regulations in effect at the time, the Registrant is not able to further quantify the impact of Section 355(e) on the ability of the Registrant to issue its stock.

Use of Proceeds, page 35

15.	Please revise to disclose gross proceeds to be paid to affiliates pursuant to the separation agreements or otherwise.

Response: The Registrant supplementally notes that none of the gross proceeds from the offering will be paid to affiliates pursuant to the separation agreements or otherwise, other than to the extent gross proceeds become working capital and are used to reimburse Cypress for the expenses described in the Registration Statement and the response to the Staff’s comment no. 11 or the Registrant exercises its option to purchase its Philippines facility from Cypress. Disclosure has been added to the sections entitled “The Offering” and “Use of Proceeds” to clarify that approximately $10 million of the proceeds may be used to purchase the Philippines facility.

Management’s Discussion and Analysis, Page 42

Overview, page 43

16.	Here and elsewhere in your filing as appropriate, please expand your discussion of your financing activities with Cypress to explain how Cypress’s Class A shares will be converted into Class B Shares. Also, explain how the minority equity interest was “retired” in the November 2004 merger.

Response: The requested disclosure has been added under the caption “Overview” in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and to the sections entitled “Selected Consolidated Financial Data,” “Related Party Transactions” and “Part II, Item 15.” The Registrant supplementally notes that on September 30, 2005, Cypress exchanged all of its outstanding shares of class A common stock for an equal number of shares of class B common stock pursuant to an exchange agreement by and between the Registrant and Cypress.

Six Months Ended June 30, 2004 and 2005, page 50

17.	Where changes in financial statement amounts are attributable to several factors, each factor should be separately quantified and discussed to the extent practicable. As an example, we note your disclosure that cost of revenue increased in the six months ended June 30, 2005 due primarily to higher volumes of production and higher costs and volumes of raw materials, among other reasons. Please revise your results of operations and your discussion of liquidity and capital resources accordingly.

Response: The requested disclosure has been added to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” However, the Registrant notes that disclosure has not been added to the “Liquidity and Capital Resources” subsection as this information is currently subject to a pending Request for Confidential Treatment. The Registrant respectfully refers the Staff to its Request for Confidential Treatment of the agreements with Conergy and Solon contained in Exhibits Nos. 10.23 and 10.24, submitted by letter dated August 25, 2005 and to its Request for Confidential Treatment of the agreement with Wacker contained in Exhibit No. 10.22, submitted by letter, dated October 11, 2005, in which the Registrant has requested that certain terms of those agreements remain confidential, including pricing terms.

Total Revenue, page 50

18.	We see that your revenues increased 654% in the six months ended June 30, 2005, primarily due to strong demand for and commercial introduction of your solar cells. Given the material increase in revenues, please revise your disclosures to include an analysis of the underlying reasons and factors contributing to the increase, as required by SAB Topic 13.B. In addition, where possible quantify the reasons for changes in this and other financial statement line items.

Response: The requested disclosure has been added to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

19.	We note from your disclosures on page 14 that you entered into material supply agreements with Conergy and Solon. Please revise Management’s Discussion and Analysis to quantify and discuss any actual or expected impact of this agreement on your results of operations, liquidity and capital resources.

Response: Disclosure has been added to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to quantify the percentage of historical revenue attributable to Conergy and Solon. However, the Registrant notes that disclosure has not been added to the “Liquidity and Capital Resources” subsection as this information is currently subject to a pending Request for Confidential Treatment. The Registrant respectfully refers the Staff to its Request for Confidential Treatment of the agreements with Conergy and Solon contained in Exhibits Nos. 10.23 and 10.24, submitted by letter dated August 25, 2005 and to its Request for Confidential Treatment of the agreement with Wacker contained in Exhibit No. 10.22, submitted by letter, dated October 11, 2005, in which the Registrant has requested that certain terms of those agreements remain confidential, including pricing terms.

Year Ended December 31, 2003 and 2004, Page 5l

20.	We see you have presented the sum of the financial data for SunPower Corporation for the period from January 1, 2004 to November 8, 2004, your pre-merger period, and from November 9, 2004 to December 31, 2004, your post merger period and note you are including these combined amounts to improve the comparative analysis. Notwithstanding your current presentation, please also discuss the nature of and reason for any material trends, events and transactions that occurred within each of the referenced combined periods. For example, discuss why research and development expenses and selling, general and administrative expenses during the November 9, 2004 to December 31, 2004 period decreased significantly as a percentage of sales.

Response: The requested disclosure has been added to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Business, page 59

Our Manufacturing, page 69

21.	We note that you have entered into contracts for the supply of polysilicon. Please revise your disclosure to briefly describe the material terms of these agreements. Also file these agreements as exhibits to the registration statement, or tell us why they are not required to be filed. Refer to Item 601(b)(10)(ii)(B)) of Regulation S-K.

Response: The Registrant supplementally notes that it has two agreements with suppliers of polysilicon. One of these agreements, which was entered into on August 23, 2005, is being filed as Exhibit 10.22 with Amendment No. 1 to the Registration Statement, and the Registrant supplementally notes that it is submitting a Request for Confidential Treatment of certain portions of this agreement. The Registrant also supplementally notes that because the other agreement with a supplier is subject to confidentiality, the Registrant will disclose the terms of the agreement in a subsequent filing after working with the supplier to prepare a Request for Confidential Treatment of the agreement and file the redacted agreement with a subsequent amendment. Finally, the Registrant supplementally notes that it does not have material agreements with its other suppliers of polysilicon wafers and polysilicon ingots and has revised the disclosure on page 73 to clarify that the Registrant places all of its orders with its other suppliers of polysilicon wafers and polysilicon ingots on a purchase order basis.

Facilities, page 73

22.	Please revise to indicate whether you expect to finalize the agreement in principle with Cypress extending the lease for your primary production facility in the Philippines prior to completion of the offering. Please also file the agreement as an exhibit to the registration statement.

Response: The Registrant supplementally notes the lease agreement has been finalized. The disclosure in the sections entitled “Business” and “Related Party Transactions” and elsewhere in the Registration Statement has been revised accordingly. The Registrant notes the lease agreement is being filed as Exhibit 10.19 to Amendment No. 1.

Management, Page 74

Board of Directors, page 75

23.	You state you intend to have five or six directors, three of whom are independent. As you currently have five directors, please explain whether you intend to add new directors prior to the completion of this offering. Also tell us whether you view the directors who are employees of Cypress as independent, and if so, explain why.

Response: The Registrant notes that since the filing of the Registration Statement three directors have resigned and disclosure has been added regarding three new independent directors who have been appointed to the Board. The Registrant is currently in discussions with one additional director. The Registrant supplementally notes its intention to have at least five directors prior to the completion of this offering, at least three of whom would be independent under the rules of the Commission and The Nasdaq National Market. The Registrant supplementally notes that the Board has not considered the independence of T.J. Rodgers, the chief executive officer of Cypress, but intends to do so prior to the completion of the offering.

Related Party Transactions, page 82

24.	We note your disclosure that you retired 14.9 million shares of common stock in exchange for the issuance of 2.5 million shares of Cypress stock to former stockholders and Mr. Rodgers. Please revise to provide this disclosure on an individual basis for each participant in the transaction for whom disclosure pursuant to Item 404 of Regulation S-K is required. Please present the dollar value of this transaction and quantify the amount of each person’s interest in the transaction.

Response: The requested disclosure has been added to the section entitled “Related Party Transactions.”

25.	Please explain how you determined members of the board of directors who approved the 2004 reorganization and the January 18, 2005 transactions were “non-Cypress.”

Response: The Registrant supplementally notes that at the time of the approval of the 2004 reorganization and the January 18, 2005 transaction, the Registrant’s Board consisted of nine members, only three of whom were affiliated with Cypress and one of whom is a former officer of a subsidiary of Cypress. The members of the Board at that time were: T.J. Rodgers, the chairman of Cypress; Christopher Seams, the executive vice president of sales, marketing and manufacturing of Cypress; Emmanuel Hernandez, then the chief financial officer of Cypress; Thomas Werner, the chief executive officer of the Registrant and a former officer of a subsidiary of Cypress; Richard Swanson, a founder and the president and chief technology officer of the Registrant; Robert Lorenzini, a founder, former employee and then vice-chairman of the board of directors of the Registrant; Yasuo Masuda, the representative of a then significant corporate holder of the Registrant’s preferred stock; Mark Wyckoff, the representative of a then significant holder of the Registrant’s preferred stock; and Thomas Luten, the representative of a then holder of the Registrant’s preferred stock and an affiliate of a significant holder of the debt and equity of the Registrant. Clarifying disclosure has been added to the section entitled “Related Party Transactions.”

26.	Please disclose whether the March 2005 and July 2005 transactions were arms-length transactions. Describe who the members of the board of directors were at that time.

Response: Disclosure has been added to the section entitled “Related Party Transactions” to describe the relationship of the directors who negotiated the March 2005 and July 2005 transactions with Cypress.

The Registrant supplementally notes that, at the time of the approval of the March 2005 and July 2005 transactions, the Registrant’s board of directors consisted of: Messrs. Rodgers, Seams, Werner, Swanson and Don Mika, a senior business development director at Cypress. The March 2005 and July 2005 transactions involved an equity investment by Cypress of an aggregate of $142 million. The March transaction was negotiated on behalf of the Registrant by Messrs. Werner and Swanson and the July transaction was negotiated on behalf of the Registrant by Messrs. Werner, Swanson and Hernandez. Messrs. Werner, Swanson and Hernandez hold significant options to purchase the class A common stock of the Registrant, aligning their interests with that of the Registrant. In addition, the Registrant commissioned several third-party evaluations of the fair value of its common stock. The price per share of the July transaction equaled that of a Standard & Poors’ evaluation. The March transaction was priced at the same price as the November 2004 acquisition and was slightly lower than the $2.15 per share price contained in the May Standard & Poors’ evaluation. The Registrant also notes that while the transactions closed in March 2005 and July 2005, the consideration for the March transaction was the forgiveness of debt incurred over several months prior to March and half of the consideration for the July transaction was the forgiveness of debt incurred over several months prior to July. The Registrant believes that in no event would it have been able to achieve such a large investment on terms as favorable as those offered by Cypress from an unaffiliated third party. The Cypress investments ultimately were both purchases of common stock, the shares of which carry no liquidation preferences, interest payments or additional rights or covenants in favor of Cypress. The Registrant believes its financial profile (losses aggregating to approximately $13.6 million in the first six months of 2005, an accumulated deficit of approximately $56.3 million at June 30, 2005 and operating cash flow for the six months ended June 30, 2005 of $1.2 million) makes it unlikely that a commercial lender would enter into a financing arrangement similar or more favorable to that provided by Cypress. In addition, the Registrant believes that any terms offered by a venture capital investor would have been substantially more onerous and more dilutive that those terms offered by Cypress. The Registrant had urgent needs for funds and would have had to delay construction of its Philippines facility and lay off employees while it tried to arrange for debt or equity financing, both of which were avoided when Cypress agreed to make its loans and convert them into the Registrant’s common stock.

Indemnification for Environmental Matters, page 87

27.	Please briefly explain what facilities you have or had other than the Sunnyvale or Philippines facilities subject to this environmental indemnification. Please explain whether the liabilities assumed under the third bullet point are limited by their relation to your facilities.

Response: The Registrant supplementally notes that the Sunnyvale and Philippines facilities are the only facilities subject to environmental indemnification and those liabilities are limited by the relation to those facilities. Disclosure has been added to pages 27 and 92 to clarify that the liabilities assumed under the third bullet point are limited to its Sunnyvale and Philippines facilities.

Tax Sharing Agreement, page 87

28.	It would appear that Cypress will receive benefits from including SunPower on its consolidated tax returns, but that SunPower’s tax calculations for filing separately would not include such benefit under the terms of this Tax Sharing Agreement. Please disclose whether the treatment under this agreement is beneficial to SunPower in this respect.

Response: The Registrant supplementally notes that there is no tax benefit that inures to Cypress by including the Registrant in Cypress’ consolidated return. The Registrant’s tax liability and benefit will be calculated as if it was filing a separate entity tax return. As such, the Registrant’s taxable profit or loss will be independent of Cypress’ business activities in determining the Registrant’s annual tax expense. The Registrant can continue to use all its separate company tax attributes (e.g., net operating losses, credits, etc.) to offset its current year tax obligation during the time it is consolidated with Cypress. Under the tax sharing agreement between the Registrant and Cypress, after the date the Registrant ceases to be a member of Cypress’ consolidated, combined or unitary group for federal or state income tax purposes, as and to the extent that the Registrant becomes entitled to utilize on its separate tax returns portions of those credit or loss carryforwards existing as of such date, the Registrant will distribute to Cypress the tax effect (estimated to be 40%) of the amount of such tax loss carryforwards so utilized, and the amount of any credit carryforwards so utilized.

Master Transition Services Agreement, page 88

29.	You describe the rates at which Cypress will charge you for services under the Master Transition Services Agreement at either “cost” or at the rate charged by other Cypress departments or subsidiaries using these services. Explain which amount will be used in different circumstances. Explain how appropriate allocations of salary and benefits will be determined for “cost” purposes. Also, explain why other subsidiaries would not be paying “cost” for those services, and whether they would be paying more or less otherwise.

Response: For services covered by the master transition services agreement, the Registrant will be charged at the cost to Cypress or at a rate negotiated with Cypress. The Registrant respectfully refers the Staff to its response to the Staff’s comment no. 11 for an explanation of “cost” in the master transition services agreement. The reference to the “rate charged to other Cypress departments or subsidiaries” refers to the price Registrant will pay for wafer manufacturing services which is not covered by the master transition services agreement. The provision of wafer manufacturing services by Cypress is covered under the terms of the wafer manufacturing agreement which are disclosed under a separate heading. The Registrant has revised the disclosure on page 94 to clarify the pricing for each of the transition services and the wafer manufacturing services.

Description of Capital Stock, page 94

30.	Please briefly explain the reasons for your reincorporation from California to Delaware.

Response: The requested disclosure has been added to the section entitled “Description of Capital Stock.”

Underwriting, page 105

31.	Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing.

Also, in your discussion of the procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:

•	the communications used;

•	the availability of the preliminary prospectus,

•	the manner of conducting the distribution and sale, like the use of indications of interest or conditional offers; and

•	the finding of an account and payment of the purchase price.

Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any arrangements like this, promptly supplement your response.

Response: Representatives of the underwriters have advised the Registrant that one or more members of the underwriting syndicate may engage in an electronic offer, sale or distribution of the shares and may make a prospectus in electronic format available on the web sites that they maintain or may distribute prospectuses electronically. At the time the representatives send out invitations to participate in the offering to potential syndicate members, the underwriters that have been invited must accept the invitation on the basis that they will not engage in any electronic offer, sale or distribution of shares, or that if they do engage in such activities, that they will do so only on the basis that the procedures that these underwriters use for electronic offers, sales or distributions have been previously reviewed by the Commission and the Commission raised no objections.

Consistent with this approach, the Registrant respectfully refers the Staff to the following disclosure that is included in the section of the prospectus entitled “Underwriting:”

“A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in the offering and one or more of the underwriters participating in the offering may distribute prospectuses electronically. The lead managers may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.”

Other than with respect to electronic roadshows conducted in compliance with SEC no-action letters, the Registrant has not, and the underwriters have informed the Registrant that they have not, made any arrangements with a third party to host or access the preliminary prospectus on the internet.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-5

32.	We believe that the portion of deferred stock compensation expense attributable to cost of revenues should be deducted in determining gross profit. Accordingly, please revise the statement and other sections of your filing to include that portion of the expense in the cost of revenues section of the income statement. Please note that, with regard to the remainder of the stock compensation expense, we did not object to your current presentation.

Response: The Registrant respectfully notes that the Consolidated Statement of Operations presentation does not disclose a gross profit line item.

The Registrant is aware that the adoption of new accounting pronouncements such as FAS 123R will require a change in the current presentation format and as such is prepared to make the required changes upon adoption of such accounting pronouncement in future filings with the Commission.

33.	We see disclosures on page 45 that you do not record amortization expense in separate functional categories of your statement of operations. Please tell us why it is appropriate to not include any amortization in your cost of revenues during the periods presented. Note the guidance at SAB Topic 11(B). Revise the filing as necessary, based on our comment.

Response: The Registrant respectfully notes that the Consolidated Statement of Operations presentation does not disclose a gross profit line item. The Registrant believes that this presentation is consistent with the guidance in SAB Topic 11B.

Consolidated Statements of Shareholders’ Equity (Deficit), page F-6

34.	We see in 2005 you issued $4.5 million off warrants in connection with promissory notes. Please tell us why this transaction decreased equity. Revise the filing, as necessary, based on our comment.

Response: The Registrant has revised the disclosure on page F-33 to clarify the conversion of debt and related unamortized discount and conformed the statement of shareholders’ equity on page F-6 accordingly The conversion of debt into class A common stock was treated as a capital transaction in accordance with APB Opinion No. 26 “Early Extinguishment of Debt” footnote #1, as this is a transaction between related entities. The fair value of the warrants issued to Cypress was treated as a discount to the debt. The net carrying value of the debt (i.e. debt less unamortized portion of the discount) was credited to equity upon conversion of the debt into equity.

Note 1. The Company and Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-12

35.	Please revise your disclosure to describe your revenue recognition policy with greater specificity. To the extent that policy differs among significant product lines (i.e. solar electric power products and imaging and infrared detectors, etc.), Please make your disclosure product line specific. Also, please address your revenue recognition policy as it relates to various marketing venues used by the company (i.e. direct sales representatives and distributors). Also, if the policies and sales practices vary in different parts of the world those differences should be discussed.

Response: The Registrant has revised its disclosure to further enhance its revenue recognition policy on page F-12. The Registrant supplementally notes that its revenue recognition policy does not differ across product lines and is consistent across all geographical locations. The Registrant sells its products directly to customers and does not use any distributors for its sales. Shipping terms do differ based on the geographic location of the customer. For example, sales to European customers are generally ex-works, whereas sales to United States customers are generally FOB. All sales are direct, and there are no significant post-shipment obligations or rights of return.

Note 2. Cypress Step Acquisition of SunPower, page F-17

36.

We see that effective November 9, 2004, SunPower became a wholly owned subsidiary of Cypress when Cypress exchanged Cypress common stock for all outstanding shares of SunPower common stock. We also see that determination of the fair value of SunPower’s net assets as of May 24, 2002 and November 8, 2004 resulting in valuation adjustments (intangible assets and related deferred income taxes) aggregating $3.7 million and $23.2 million, respectively. Please revise the note to specifically disclose how you valued the May 2002 and November 2004 consideration issued on each of the referenced dates. Tell us how the variations complied with general accepted accounting principles. Also, tell us how you concluded the excess of the fair value of the consideration issued over SunPower’s net assets on these dates only required the recognition of intangible assets and did not impact the historical carrying value of any other SunPower’s assets and liabilities. We may have further comments after reviewing your response.

Response: The requested disclosure has been added on pages F-18 to F-20. The Registrant recognizes that all assets and liabilities of the Registrant need to be at fair value on each acquisition date, especially to the extent of the minority interest step up on November 8, 2004. The Registrant concluded that there was no material difference between the net carrying value of the Registrant’s assets and liabilities and their fair value. Specifically, on November 8, 2004, the Registrant’s assets were comprised primarily of fixed assets, which had been recently purchased and accordingly their book value approximated fair value. The other significant assets included (i) accounts receivable wherein the book value and the fair value were the same given their short-term maturities; (ii) inventories wherein there was no need for step up in cost for WIP and finished goods, as the Registrant was experiencing gross margin losses and raw materials had already been reflected at close to its replacement cost as it had recently been purchased. The more significant liabilities consisted of (i) loans and payables owed to Cypress; (ii) trade accounts payable and (iii) accrued liabilities. The carrying value of all liabilities approximated the fair value.

The May 2002 consideration of $8.8 million consisted of $8.3 million in cash and the conversion of $0.5 million of promissory notes and related interest and was negotiated at arms length between the Registrant and Cypress. The November 8, 2004 consideration was negotiated on an arms length basis between Cypress and the minority shareholders of the Registrant and consisted of shares of Cypress common stock valued based on the value of the Cypress common stock.

37.	We see that you recorded an $18.1 million push down adjustment related to purchased technology. Describe to us and revise the filing to disclose the types of technology you recorded, including the various stages of development ( if applicable). Discuss the factors you considered pertinent in concluding that the technology should be capitalized.

Response: The requested disclosures have been added to pages F-18 to F-20. The $18.1 million of purchased technology was comprised of both existing solar technology and imaging detector technology. The acquired solar technology was comprised of design and process technologies that enable a crystalline silicon wafer to capture a high percentage of the sun’s energy into electricity. The acquired imaging detector technology was comprised of design and process technologies for high performance, back contact light sensor arrays and infrared detectors that convert incoming photons into electricity, and are designed for low current leakage and high sensitivity.

The Registrant based its decision to capitalize the purchased technology on FAS 141’s criteria that an intangible asset that arises from contractual or other legal rights shall be recognized apart from goodwill only if it is separable. These technology-based assets relate to innovations and technological advances of the acquired company.

38.	Refer to disclosures in your Consolidated Statements of Shareholders’ Equity (Deficit). Please tell us how you allocated the pushed down effect between additional paid in capital and accumulated deficit, citing any authoritative literature upon which you relied to support the allocations. Also, tell us why you believe the balances in your accumulated deficit account properly reflect changes in your ownership. Specifically, tell us why the pre “purchase” deficit balance was carried forward. We may have further comments after reviewing your responses.

Response: The Registrant referred to guidance in SAB Topic 5-J, where a purchase transaction that results in an entity becoming substantially wholly owned (as defined in Rule 1-02(aa) of Regulation S-X) establishes a new basis of accounting. The Registrant became substantially owned by Cypress as a result of the November 8, 2004 transaction. The Registrant also notes that it is not aware of any authoritative literature as to the mechanics of push-down accounting, especially for a step acquisition, such as this case.

The application of push-down accounting represents the termination of the old accounting entity and the creation of a new one. The new basis reflects the basis of the acquirer (Cypress). As the Registrant was merged with Cypress through a two step transaction, the new basis of accounting also developed in two steps.

In the absence of such authoritative literature as to the mechanics of push-down accounting, the Registrant believes that the presentation made by it is consistent with the substance of the push-down accounting.

While timing of the push-down was triggered by the minority interest buyout in November 2004, the basis that has been pushed down was developed in two steps. In the first step, Cypress acquired a majority interest and in the second step, Cypress bought out the minority interest to own 100% of the Registrant. The Registrant considered whether it should present only the losses post November 8, 2004 (i.e. reflect a zero retained earnings at November 9, 2004), but concluded that the existing presentation was more representative of how purchase accounting has been be applied in this case.

As a result, the amount that is reflected in the Registrant’s accumulated deficit in the Registrant’s consolidated balance sheet as of the push-down date (November 9, 2004) reflects its operating results from the initial date of investment by Cypress, which is representative of the losses that have been funded by Cypress.

Note 4. Balance Sheet Components, page F-20

39.	We see that the fair value of your property held for sale was determined by estimating market prices provided by a third party. Please revise the filing to identify the appraisal firm under “Experts” and include their consent in this registration statement. Alternatively, you may state in revised disclosure that management considered a number of factors, including valuation or appraisals, when estimating fair value. Regardless of your decision, your disclosure should clearly indicate that management is responsible for the valuation. Please revise as appropriate.

Response: The requested disclosure has been added on page F-22.

Note 5. Income Taxes, page F-22

40.	Please revise to provide a reconciliation using percentages or dollar amounts of reported income tax expense to income tax expense that would have been reported be using statutory rates. Refer to paragraph 47 of SFAS 109.

Response: The Registrant has revised the disclosure as requested on page F-23.

41.	We see you are subject to a tax holiday in the Philippines. To please revise the note to include the dollar and per share effects of the holiday as required by SAB topic 11(c).

Response: The Registrant has revised the disclosure as requested on page F-24.

Note 8. Customer Advances, page F-25

42.	Please describe to us the significant terms and conditions related to the customer advances received for expansion of your manufacturing facility. Specifically address why these payments are properly classified as an operating cash flow, citing any authoritative literature upon which you relied. Also disclose the balance subject to repayment and the actual or expected repayment terms.

Response: The Registrant respectfully notes that it has filed a Request for Confidential Treatment of certain significant terms and conditions, including the actual repayment terms, related to the customer advances received, in the agreement with Solon contained Exhibits No. 10.24. The Registrant respectfully refers the Staff to that Request, submitted by letter dated August 25, 2005. The Registrant supplementally notes that based on the terms and conditions of the agreement, settlement of the amounts related to customer advances are to be recognized over product deliveries to the customer at a specified rate through calendar year 2010. Disclosure has been added to page F-26 to clarify.

In evaluating the proper classification of the advances received from the customer in the statement of cash flows, the Registrant analyzed the characteristics of the payments by considering the following factors:

(a)    The nature of the business relationship of the payee – The payee is a customer. The payee is not a financial institution or a commercial lender.

(b)    The business reason for the advance received from the customer – The cash received represents an advance from the customer to secure supply of the Registrant’s product over an extended period of time.

(c)    Settlement of the advance – The advances are to be settled primarily through the purchase of the Registrant’s product by the customer. Only in the unlikely event if the Registrant is unable to supply the customer with sufficient product over the term of the agreement will the Registrant be required to repay the advance. This would be no different than a refund of any other customer advance for which the Registrant were unable to deliver the product.

After considering the characteristics noted above of this agreement, the Registrant concluded that the cash received represented an interest bearing customer advance that should be correctly classified as operating cash inflow.

Note 9 Debt, page F-25

43.	We see you indicate that several of your notes were repaid during the periods presented. Please revise your debt footnote disclosure to specifically indicate those debt instruments that were converted to equity and those that were repaid with cash.

Response: The Registrant has revised the disclosure in as requested in Note 9.

Note 10. Redeemable Convertible Preferred stock and Shareholders’ Equity, page F-27

Common Stock, page F-29

44.	We see that in March 2005 you issued 35.2 million class A shares to Cypress in exchange for the cancellation of $58 million of debt held by Cypress. Please tell us and revise the filing to disclose the nature of the 2005 cash inflow of $19.6 million in the statement of cash flows. It is not clear to us if the inflow is related to the aforementioned exchange transaction.

Response: The Registrant has made revisions to the financial statements and related footnotes to further clarify the transaction as requested in Note 10.

Stock Option Program, page F-32

45.	Please provide us with an itemized chronological schedule detailing each issuance of your ordinary shares, stock options and warrants since June 2004 through the date of your response. Include the following information for each issuance or grant date:

•	Number of shares issued or issuable in the grant

•	Purchase price or exercise price per share

•	Any restriction or vesting terms

•	Management’s fair value per share estimate

•	How management determined the fair value estimate

•	Identity of the recipient and relationship to the company

•	Nature and terms of any concurrent transactions with the recipient

•	Amount of any recorded compensation element and accounting literature relied upon

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Progressively bridge management’s fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriters. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Response: The Registrant respectfully refers the Staff to its analysis attached hereto as Appendix A.

Exhibits

46.	We note your intention to file a number of exhibits, including your legal opinion, by amendment. Because we may have comments on these exhibits, and on the related disclosure, please file the exhibits allowing adequate time for their review.

Response: The requested exhibits have been filed except for Exhibits Nos. 1.1, 5.1 and 23.1, which will be filed prior to circulation of any preliminary prospectus.

* * * * *

Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,

/s/    Davina K. Kaile

Davina K. Kaile

cc:	Mr. Jay Mumford

Mr. Eric Atallah

Mr. Jay Webb

Mr. Thomas H. Werner

Mr. Emmanuel T. Hernandez

APPENDIX A

On behalf of SunPower Corporation (“SunPower” or “the Company”), we would like to supplementally provide the staff of the Securities and Exchange Commission (the “Staff”) with information regarding SunPower’s history and treatment of options granted, with emphasis on options granted since June 2004. As further discussed below, SunPower has established the fair value of the Company’s common stock based on 1) the Company’s financial and operational performance, 2) valuations of an independent valuation firm, 3) equity transactions, and 4) estimated IPO market valuations. SunPower retained Duff and Phelps to provide reports on the fair value of the Company’s common stock as of May 31, 2005 and July 31, 2005. A copy of the reports will be provided supplementally to the Staff. This analysis will provide you with both a Company overview and a listing of options granted to directors, officers, employees and non-employees.

Company History and Overview

The Company designs, manufactures and sells solar electric power products, or solar power products, based on its proprietary processes and technologies. In addition, SunPower offers high performance imaging detectors based on its solar power technology, primarily for medical imaging applications. Since inception, the Company has focused on the following four main areas:

•	Technology: development of the underlying technology and fundraising to support these efforts

•	Manufacturing: commencement of production of solar cells and panels

•	Revenue: commencement of sales and marketing efforts of its solar power products

•	Management and Corporate Development: completion of management team and development of corporate identity and structure

Inception to May 2002

SunPower was incorporated in 1985 by Dr. Richard Swanson to develop and commercialize high-efficiency photovoltaic, or solar, cell technology. Its solar cells were initially used in solar concentrator systems, which concentrate sunlight to reflective dish systems. From 1988 to 2000, The Company focused its efforts on developing high-efficiency solar cells and marketing its infrared detectors.

May 2002 to November 2004

In May 2002, Cypress made its initial investment of $8.8 million for 12,915,000 shares of SunPower’s series one preferred stock (per share price of $0.6864) at which time it became the Company’s majority shareholder. This investment funded operations and the initial development of the Company’s solar cell. In 2003 and 2004, the Company continued its A-300 solar cell product and manufacturing process development efforts. In late 2004, SunPower completed the construction of its 215,000 square foot wafer fabrication facility in the Philippines, which is capable of housing four solar cell production lines with a total production capacity of approximately 100 megawatts per year, and installed and qualified its first 25 megawatts per year production line. SunPower funded these activities and its continuing operations through additional loans from Cypress.

November 2004 to June 2005

On November 8, 2004, Cypress completed a reverse triangular merger in which all of the outstanding minority interest of SunPower was retired, effectively giving Cypress 100% ownership of all of SunPower’s outstanding shares of capital stock but leaving unexercised warrants and options outstanding. As a condition to the merger transaction, SunPower’s Board of Directors also approved an additional Cypress investment of $16 million for 32,000,000 shares of SunPower’s series two convertible preferred stock. This round of funding occurred in January 2005. In June 2004, the Non-Cypress members of the SunPower Board approved both the merger and the $16 million series two financings terms.

In late 2004, SunPower shipped its first commercial A-300 solar cells from its Philippines manufacturing facility. In March 2005, Cypress invested $58.0 million for 35,151,515 shares of SunPower’s class A common stock. This investment, along with customer advances, funded the purchase of equipment for the Company’s second and third 25 megawatts per year production lines in our Philippines manufacturing facility. Through June 2005, SunPower made steady improvements on its output, yields and production costs on its first 25 megawatt line. SunPower also initiated the purchase of equipment for its second and third 25 megawatt lines and signed a multi-year supply agreement with Solon.

During 2005, SunPower also expanded its executive management team with the additions of PM Pai as its Chief Operating Officer, and Emanuel Hernandez as its Chief Financial Officer. In addition, SunPower conducted an underwriter selection process in June 2005.

July 2005 to Present

In July 2005, Cypress purchased an additional 24,000,000 shares of class A common stock in exchange for approximately $20 million of cash, cancellation of all of SunPower’s then outstanding indebtedness to Cypress which totaled approximately $40 million, and cancellation of warrants with an average exercise price of $0.07 per share to purchase 7.7 million shares of common stock issued in connection with earlier loans. Based on a Black Scholes calculation, the warrants had a fair value of at least $3.25 per share at the time of their cancellation. As a result of this equity transaction, SunPower no longer has any outstanding indebtedness to Cypress.

Since July 2005, SunPower has continued making improvements on its solar cell and panel production, yields and costs. SunPower also has continued work on the facilities and equipment necessary for its second and third 25 megawatt lines.

On July 20, 2005, SunPower held its organizational meeting, after selecting its underwriters for its initial public offering process.

Options Granted to Directors, Employees and Non-employees since June 2004

The table below outlines, by date of grant, the number of options granted, exercise price, and fair value for options granted since June 2004 to officers, directors, employees, and non-employees.

Date of Option Grant	Grants to Non- Officer Employees	Grants to Directors and Officers	Grants to Non- Employees	Total Options Granted	Vesting Schedule[1]	Exercise Price	Fair Market Value of Common Stock
6/17/04	1,705,400	2,160,200	178,250	4,043,850	5 Years	$1.65	$1.65
8/9/04	125,133	0	0	125,133	Fully Vested	$1.65	$1.65
8/9/04	192,000	50,000	0	242,000	5 Years	$1.65	$1.65
12/16/04	15,000	0	0	15,000	Fully Vested	$1.65	$1.65
12/16/04	1,273,350	0	0	1,273,350	5 Years	$1.65	$1.65
3/17/05	0	850,000	0	850,000	5 Years	$1.65	$1.65
3/17/05	252,750	500,000	26,000	778,750	5 Years	$1.65	$1.65
4/24/05	0	2,083,477	0	2,083,477	3 Years	$1.65	$1.65
6/16/05	233,200	0	0	233,200	5 Years	$2.15	$2.15
7/7/05	561,250	0	0	561,250	5 Years	$3.50	$3.50
8/18/05	69,700	0	0	69,700	5 Years	$3.50	$3.50
9/23/05	72,800	120,000	0	192,800	5 Years	$4.00	$4.00
9/23/05	13,467	0	0	13,467	Fully Vested	$4.00	$4.00

[1]	In the standard 5-year grants, 20% of the shares vests after 12 months, and 1/60 of the shares vest each month thereafter

The Company believes that its 1996 Stock Incentive Plan (the “Option Plan”) meets all of the required criteria set forth in APB Opinion No. 25 and in the Internal Revenue Code of 1986, as amended (the “Code”), that are essential to classify employee option grants as non-compensatory. The terms of the Option Plan require that incentive stock options granted by the Company’s Board have exercise prices equal to at least 100% of the fair market value of the Company’s common stock at the time of grant. All options granted since June 2004 were granted pursuant to approval of the Board and were intended to be incentive stock options or were otherwise granted at 100% of the then-current fair market value. The Company believes that the actions of its Board to establish the fair market value of the Company’s common stock at such dates were prudent and done with due care so as to comply with the requirements of APB Opinion No. 25 as to non-compensatory options and to preserve the status of such options as incentive stock options under the Option Plan and the Code.

The Company has booked stock-based compensation expenses for the deemed fair value of variable stock-based compensation of stock and stock options issued to non-employees and consultants, as well as for immature shares purchased by Cypress from employees of SunPower in the November 2004 reverse triangular merger. Stock-based compensation was $781,000 and $184,000 for the year ended December 31, 2004 and the first six months ended June 30, 2005, respectively.

The pricing of SunPower’s options is set by SunPower’s Board of Directors (the “Board”). The Board, which consists of seasoned business executives, has substantial experience in the valuation of privately held start-up companies such as SunPower. In addition, the Board includes individuals that have considerable experience in operating or financing technology companies and, as a group, are familiar with the issues surrounding the valuation of options and other securities of technology companies. In addition, each such directors represents, or is himself, a significant stockholder of the Company and therefore would experience significant dilution in the event of an issuance of common stock at less than fair market value. The absence of a public trading market required the Board to rely on alternative means for determining the deemed fair market value for the common stock.

The following table sets out information relevant to the Board in determining the value of the Company’s common stock since June 2004, and is followed by a discussion of option pricing for the specific grants.

METRIC	Q2’04	Q3’04	Q4’04	Q1’05	Q2’05	Q3’05
Net Revenue in $000’s	$2,054	$2,502	$4,740	$11,092	$16,400
Net Income (Loss) in $000’s	$(6,220)	$(7,428)	$(10,354)	$(7,237)	$(6,336)
S&P Valuation (Common $/shr)					$2.13	$3.46
CY Equity Investments			Merger[1]	$58M		$84M
Price / Share			$1.65	$1.65		$3.50
Management Additions				PM Pai	E. Hernandez
Major Events			Start of commercial production		Solon supply agreement	Org meeting S-1 filed
Stock Grant Prices	$1.65	$1.65	$1.65	$1.65	$1.65 to $2.15	$3.50

[1]	As a condition to the merger transaction, SunPower’s Board of Directors also approved an additional Cypress investment of $16.0 million for 32,000,000 shares of SunPower’s series two convertible preferred stock. This round of funding occurred in January 2005.

Discussions with the underwriters indicated to the Company the potential for an Initial Public Offering price of between $5.50 to $6.50 per share in late Q4 2005 or early Q1 2006, provided the Company:

•	Increase its revenues from a projected $76 million in 2005 to over $200 million in 2006.

•	Efficiently ramp production and yields on its second and third 25 megawatt per year production lines by early 2006.

•	Secure sufficient silicon to support its manufacturing ramp, especially given the current shortage of material in the market.

•	Further stabilizes its manufacturing to achieve positive gross margins.

•	Successfully implement its thin wafer production plan without adversely affecting manufacturing yield or product reliability.

Additionally, for the Company to achieve such valuation, the capital markets should continue to remain stable with no major events of disruption.

June 2004 to April 2005 ($1.65/shr)

The fair market value of options issued during this time period was based on the $1.65 per share price at which Cypress bought out the minority shareholders in November 2004. By June 2004, Cypress had already offered $1.65 per share for the buyout, which the Board took into consideration when pricing the June 2004 options. The buy-out value was based on a single 25 megawatt solar cell production line that had yet to achieve the projected business model production yields and output, and the Company continued to price its options at $1.65 per share. In maintaining this price through April 2005, the board considered the following factors:

•	SunPower was still in its initial phase of commercial production and had not demonstrated it could achieve the targeted production levels and costs.

•	The Company experienced negative gross margins that were indicative of the challenges faced in ramping its commercial production.

•	SunPower continued to incur losses in Q4’04, Q1’05 and Q2’05.

•	SunPower experienced dilution from the issuance of additional shares to Cypress to fund ongoing business activities and capital expenditures. It was also probably that the Company would need to raise more capital to fund its expansion plans and continuing losses.

•	SunPower had a highly leveraged capital structure will aggregate debt raised from Cypress of over $70 million through June 2005.

•	The Company had not yet secured the silicon supply commitments necessary to fund its planned expansion.

June 2005 ($2.15/shr)

In June 2005, the Company determined that the fair market value of its shares had increased to $2.15, based on:

•	An independent contemporaneous valuation done by Duff and Phelps as of May 31, 2005 that valued SunPower’s common shares at $2.13 per share
•	Progress made by the Company in achieving its business plans including:
o	Launch of high efficiency inverter products and higher efficiency panels in June 2005
o	Signing of a major supply agreement with Solon in April 2005
o	Expansion of its management team to include an experienced COO in March 2005, and a CFO in April 2005
o	Improvements in production outs and yields in the first 25 megawatt line
•	However, certain adverse factors were also evaluated, including:
o	Continuing negative gross margins experienced by the Company,
o	Negative financial consequences of increase in price of silicon
o	Uncertain market conditions for availability of silicon

July 2005 to August 2005 ($3.50/shr)

The Company determined that the fair market value of its common shares had further increased to $3.50 base on:

•	A second valuation done by Duff and Phelps as of July 31, 2005 that valued SunPower’s common shares at $3.46 per share.
•	Growth in revenues experienced by the Company.
•	Continuing negative gross margins experienced by the Company.
•	Uncertain market conditions relating to pricing and availability of silicon.

September 2005 ($4.00/shr)

The board determined that a $4.00 valuation was reasonable based on the following:

•	Valuation done by Duff and Phelps as of July 31, 2005, that valued the stock at $3.46 per share.
•	Uncertain market conditions relating to pricing and availability of silicon.
•	Challenges faced by the Company in achieving its targeted ramp in revenues during the September quarter.

Summary

The increase in the fair market value of the Company since June 2004 has been primarily driven by the following factors:

•	The $1.65 per share price at which Cypress bought out the minority shareholders in November 2004.

•	Two valuations done by an independent valuation expert, Duff and Phelps, as of May 31, 2005 and July 31, 2005 that valued SunPower’s common shares at $2.13 and $3.46 per share respectively.

•	Underwriters estimate of a potential Initial Public Offering price of between $5.50 to $6.50 per share in late Q4 2005 or early Q1 2006, provided the Company successfully hits its financial targets and source sufficient silicon supply.

•	Company-specific performance, particularly in the first half of 2005, the Company made significant progress in virtually all areas, including manufacturing productivity, capacity expansion, marketing of its products and the depth and breadth of its management team. The most tangible measure of the result has been a greater than 48% increase in net revenues, from $11.1 million in the quarter ended March 30, 2005 to net revenues of $16.5 million in the quarter ending June 30, 2005.

In combination, the above-noted factors are consistent with the fair market values of the Company’s common stock throughout the year.